UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Kobrelms, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Pennsylvania

    Date of organization
    October 26, 2019

Physical address of issuer
2717 Commercial Center Blvd, Suite E-200, Katy, TX 77494

Website of issuer
https://www.kobrelms.com/

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$250,000.00

Deadline to reach the target offering amount
February 22, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end since inception (December 31, 2019)
Total Assets	$21,386
Cash & Cash Equivalents	$0.00
Accounts Receivable	$0.00
Short-term Debt	$0.00
Long-term Debt	$0.00
Revenues/Sales	$0.00
Cost of Goods Sold	$0.00
Taxes Paid	$0.00
Net Income	-$26,546

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 24, 2020

FORM C/A

Up to $250,000.00

Kobrelms LLC



Explanatory Note

Kobrelms LLC. (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on August 28, 2020. This amendment is filed to extend the timeline for the "early bird perks" found in the Company Summary attached hereto as (Exhibit A). Previous amendments were filed to include the 2019 financial statements for the Company attached hereto as (Exhibit E), to include a pitch deck to the offering content attached hereto as (Exhibit F), to reduce the minimum target investment to $25,000.00, and extend the offering deadline to February 22, 2021.

Crowd Note

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Kobrelms LLC, a Pennsylvania Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $250,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase

Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions [1]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$250,000.00	$12,500.00	$237,500.00

[1]   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.kobrelms.com/ no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold

in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is November 24, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED

HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.kobrelms.com/

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Kobrelms LLC (the "Company") is a Pennsylvania limited liability company, formed on October 26, 2019.

The Company is located at 2717 Commercial Center Blvd, Suite E-200, Katy, TX 77494.

The Company's website is https://www.kobrelms.com/.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

The company engages in the development, designing, marketing, and sale of branded athletic apparel and sports electronics accessories. It sources its products from multiple vendors around the world and sells products through its website, and other eCommerce marketplaces. The company is headed by founder and CEO Joseph Yuyi. Yuyi is a petroleum engineer by trade and has over 10 years' experience in that field.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

The Offering

Minimum amount of Crowd Note being offered	$25,000 Principal Amount
Total Crowd Note outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Note	$250,000 Principal Amount
Total Crowd Note outstanding after Offering (if maximum amount reached)	$250,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	February 22, 2021
Use of proceeds	See the description of the use of proceeds on page 19 hereof.
Voting Rights	See the description of the voting rights on page 27 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company is100.0% owned by its founder and CEO. Subject to any fiduciary duties owed to our investors under Pennsylvania law, our founder may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Our founder may have interests that are different from yours. For example, our founder may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a

change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, our founder could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Joseph Yuyi who founded the Company and served as its Chief Executive Officer from the founding date to the present. The Company has an employment agreement with Joseph Yuyi although there can be no assurance that that he will continue to be employed by the Company for a particular period of time. The loss of Joseph Yuyi or any future member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Joseph Yuyi in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to him in the event of his death or disability. Therefore, if Joseph Yuyi should die or become disabled, the Company will not receive any compensation to assist with his absence. The loss of Joseph Yuyi could negatively affect the Company and its operations

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.
With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak had an adverse impact on the sports apparel and accessories industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. The Company's management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

In general, demand for our products is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.
The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We rely on other companies to provide raw materials and major components for our products.
We depend on these suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if

14

companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials or major components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular raw material or component.

Risks Related to the Securities

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

There is no present market for the Securities, and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the unitholders for a vote. The intermediary does not have any fiduciary duty to you to vote in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least

the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $75,000 of the proceeds of the offering committed and captured during the relevant period, as well as every $125,000 raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.
The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
The company engages in the development, designing, marketing and sale of branded athletic apparel and sports electronics accessories. It sources its products from multiple vendors around the world and sells them through its website, and other eCommerce marketplaces. Kobrelms products, at their core, are designed with the aim to provide maximum durability to withstand intense workouts, and fashionable enough to be worn as athleisure attire while lounging, relaxing, working, or playing in style.

Business Plan
The company engages in the product development, design, marketing, and sales of Kobrelms branded athletic, fitness, sporting, and fashion lifestyle apparel, equipment, and accessories. The company operates throughout North America and other international markets.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Athletic Apparel	We design and develop athletic apparel that are moisture-wick and lightweight and are constructed using premium sewing and dense stitching methods. This is intended to contribute to our products' durability, stretchy retention capabilities, and helps with abrasion resistance.	Kobrelms is focused on selling athletic apparel to active men and women of all backgrounds across North America and other select markets around the world.
Sports Electronics	Our sports electronics such as wireless earbuds, headphones, and gaming headsets are designed with pure sound quality, auto-pairing ability, waterproof protection, and smart multitasking design capabilities.	Kobrelms sports electronics are designed for active men and women of all backgrounds across North America and other select markets around the world.

As an athletic apparel and sports electronics audio gear accessories brand, the Company aims to encourage active men and women to get "fired up" about achieving their best life. As fitness can play a significant role in many lifestyles, the Company's products are designed with an aim to bring comfort and ease to workouts. Its clothing is constructed of lightweight breathable moisture-wicking materials that are flexible, stretchy, and designed to provide durability to withstand high impact workouts in harsh weather. Its sports electronics audio devices (earbuds, headphones, gaming headsets, etc.,) are designed for working out, enjoying hand-free calls while driving and being on the go. Its earbuds are suitable for men and women of all ages and use the 5.0 Bluetooth technology with audio decoding and noise reduction, with an ergonomic design.

The Company is continuously researching, improving, and developing new features and innovative functionalities to its products, which it thinks might appeal to customers. It currently offers multiple varieties of its products, and it's hoping to expand offerings by the end of 2020.

The Company sells its products via its online website and aims to set up an Amazon store, which it hopes to be active later in 2020. It also plans to offer products through other eCommerce marketplaces like eBay and Etsy.

Competition
Kobrelms operates in a competitive and rapidly changing global marketplace and competes with a variety of organizations which offer similar products. Competitors include companies such as Nike, Under Armour, Lululemon, Athleta, Fabletics, Outdoor Voices, Beatsbydr, and Apple earphones.

Customer Base
The company's customers are individual consumers to whom it sells products directly to via its online website and other eCommerce marketplaces.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
88,677,943	Clothing, and Computers and Electronic Devices	Brand name and logo	November 2, 2019	May 12, 2020	United States
88,777,947	Clothing	Brand tag line; FIRED UP	January 29, 2020	Pending per USPTO	United States

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other
The Company's principal address is 2717 Commercial Center Blvd, Suite E-200, Katy, TX 77494.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit A to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit A carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit A** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Campaign marketing expenses or related reimbursement	5.00%	$1,250	5.00%	$12,500
General Marketing	20.00%	$5,000	20.00%	$50,000
Research and Development	5.00%	$1,250	5.00%	$12,500
Future Wages	5.00%	$1,250	5.00%	$12,500
General Working Capital	5.00%	$1,250	5.00%	$12,500
Consumer Products Inventory	60.00%	$15,000	60.00%	$150,000
Total	**100.00%**	**$25,000**	**100.00%**	**$250,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A iDisclose generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering, and the Intermediary will receive a number of Crowd Notes of the Company that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the Company in the Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: due to a change in business or market conditions.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors & Officers
The directors, officers or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Joseph Yuyi

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer and Sole Manager, October 2019 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Joseph Yuyi is the founder of the Company and the Company's most senior executive officer. He is responsible for the Company's administrative affairs, which include the duties of financial, operational, and marketing officers. He holds an MBA from Texas A&M University, Commerce, a Master of Science degree from the University of Southern California, Los Angeles, and a Bachelor of Science degree from Brigham Young University.

Other experience includes:

Senior Consulting Engineer, ResFrac. January 2020 to Present
- Provides technical services related to fracture mechanics, reservoir and production engineering for the oil and gas industry

CNX Resources, Staff Operations Engineer and Completions Supervisor, July 2004 to December 2019
- Oversaw four completions engineers in the Marcellus and Utica shale plays and facilitated well and pad audits, reviewed completion and workover procedures, managed equipment logistics, prepared equipment and service bids, and evaluated contracts

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Pennsylvania law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in United States; they are located in California and New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Membership Interests
Voting Rights	At a duly convened meeting of the members, each Class A member has the right to vote in proportion to the member's percentage interest in the Company.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Joseph Yuyi	100.0%

The Company currently does not have any debt outstanding.

The Company has not conducted any other exempt offerings.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit E.

Operations

Kobrelms, LLC, which owns the Kobrelms brand, is a company organized under the laws of the state of Pennsylvania. The Company was founded in October of 2019 and did not generate any revenue in 2019. Actual revenue generating operations did not begin until February 2020 when the company launched its website to start providing athletic wear products to consumers. The Kobrelms brand and logo are now registered trademarks with the U.S. Patent and Trademark Office. The Company aims to be a premier activewear and sports electronics brand in the U.S. and worldwide. In addition to its website offerings, the Company intends to offer product through eCommerce marketplaces such as Amazon, eBay, and Etsy. Through July 31, 2020, the Company has generated $1,305 in revenue. Cost of goods sold and operating expenses, collectively, amount to $6,007, leaving the Company with $4,702 in net operating loss. The Company's monthly cash burn rate is $1,120 so far in 2020.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We intend to use the proceeds to add additional inventory, increase social media advertisement, increase brand awareness, and drive sales. The Offering proceeds will have a beneficial effect on our liquidity, as of August 17, 2020 we have $1,862 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy. To date, the Company has received no outside investment, and has been funded solely by the founder. The founder intends to continue to fund the company as deemed necessary, or until the company is profitable to operate on its own.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the short term.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 250,000 of Crowd Notes for up to $250,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 22, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

In the event that $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $75,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline. The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap
$3.5 million, or $5 million

Discount
20%

Conversion of the Crowd Notes.
Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Interests pursuant to the following:

i. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Interests upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

ii. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Interests prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of units of its Preferred Membership Interests following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Membership Interests in connection with such sale or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Note into Conversion Interests equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i.   The issuance of Conversion Interests pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the Preferred Membership Interests sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive Membership Interests of a Shadow Series with certain limited rights.

"**Conversion Interests**" shall mean with respect to a conversion pursuant to Section 2, units of the Company's Preferred Interests issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean units of a series of the Company's Preferred Membership Interests that is identical in all respects to the units of Preferred Membership Interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Membership Interests in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Membership Interests), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i.   Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii.   Shadow Series unitholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per unit for Preferred Interests by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

"**Major Investor**" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price.

Corporate Transaction
In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i.   If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

    A. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-

Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

    B.   Obtaining the Corporate Transaction Payment.

  ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Interests pursuant to Section 2 (a).

"**Corporate Transaction**" shall mean:

  i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

  ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of membership interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the membership interests of the Company or the surviving or acquiring entity),

  iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting membership interests of the Company (or the surviving or acquiring entity), or

  iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of Membership Interests in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Units, Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

The Company does not have the right to repurchase the Crowd Note. The investor agrees to take any and all actions determined in good faith by the Company's Director to be advisable to reorganize the instrument and any Membership Interests issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT

INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has been funded solely by the founder to date.

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Joseph Yuyi
(Signature)

Joseph Yuyi
(Name)

Founder & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Joseph Yuyi
(Signature)

Joseph Yuyi
(Name)

Founder & CEO
(Title)

November 24, 2020
(Date)

I, Joseph Yuyi, being the founder and CEO of Kobrelms LLC (the "Company"), do hereby certify as of the date hereof that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects.

/s/Joseph Yuyi
(Signature)

Joseph Yuyi
(Name)

Founder & CEO
(Title)

November 24, 2020
(Date)

EXHIBITS

Exhibit A   Company Summary
Exhibit B   Subscription Agreement
Exhibit C   Crowd Note
Exhibit D   Video Transcript
Exhibit E   Financial Statements
Exhibit F   Pitch Deck

EXHIBIT A

Company Summary



MicroVentures



KOBRELMS

Company: Kobrelms

Market: Sports equipment and apparel market

Product: Athletic Wear

Company Highlights

- Social media followers have grown by 439% from April to July 2020 across Instagram, Facebook, and YouTube
- Uses innovative materials engineered to prolong the charge life and sound quality of its wireless audio accessories
- Holds two registered trademarks, operating under Class 25 for clothing and Class 9 for computers and scientific devices
- Has signed 13 social media influencers since its inception

EXECUTIVE SNAPSHOT

Kobrelms is an athletic apparel and sports electronics audio gear accessories brand for men and women. The company aims to encourage active men and women to get "fired up" about achieving their best life through fitness. Its clothing is constructed of lightweight, breathable, moisture-wicking materials that are flexible and stylish. The company was born from the founder's own struggles to find apparel that was lightweight and stretchy enough to hold up during high-impact activities, with superior fabric material for warmth and longevity, and affordable enough for a college student. The founder is well past his college years now, but he believes the lack of quality, affordable options for athletic wear and gear still persists across many areas of performance clothing.





PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are not inclusive of lower dollar amount perks, except where otherwise noted.

Early Bird Perks

A minimum $250 investment within the timeframes outlined below triggers the following:

- **Before December 7th:** would equal a 100% product gift card
  Example: Investor invests $250, they get a $250 gift card
- **From December 8th to December 21st :** would equal a 75% product gift card
- **From December 22nd to January 4th :** would equal a 50% product gift card
- **From January 5th to January 18th :** would equal a 25% product gift card
- **From January 29th Until the Close of the Offering:** would equal a 10% product gift card

Gift card percentages will be based upon the minimum $250 perk investment trigger amount.

Other Perks

Investors that purchase the first 100,000 Crowd Notes, and thereby fund the first $100,000, will receive Crowd Notes with a conversion provision based on a $3.5 million valuation cap instead of a $5 million valuation cap. That means, in connection with equity financing of at least $1 million, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $3.5 million valuation cap (instead of $5 million).

COMPANY SUMMARY

Opportunity

Sports equipment and apparel are sporting goods traditionally used while engaging in sports activities. However, consumers have begun to actively wear sports apparel during non-sports hours. In 2018, a rise in participation from women in sports and fitness activities, along with celebrity endorsement, has broadened the market for specialized sports apparel companies. Women are leading the athleisure movement, which is transforming how consumers think about athletic wear and how retailers design their products. The recent rise in the athleisure movement can be noted by the success of women-focused brands, such as Lululemon, which focus on performance products that also are fashionable. Lululemon is one of the most well-known and successful examples of the athleisure movement, having built a desirable, high-end athleisure brand.[i] Over the 2018 to 2026 forecast period, the women's athleisure segment is anticipated to witness significant growth, registering a compound annual growth rate (CAGR) of 5.6% until 2026.[ii]





Whether you are running, hiking, biking, or lifting weights at the gym, your physical endurance and mental mindset can be influenced by how you look and feel. The idea for Kobrelms started when company founder Joseph Yuyi found himself wanting more from his athletic wear. Specifically, he wanted a hoodie that was lightweight and stretchy enough to hold up during high-impact activities, with superior fabric material for warmth and longevity, that was affordable for a college student. In 2019, Joseph Yuyi and his wife Michelle founded Kobrelms. The company name was derived by taking abbreviations from the names of their four children, Kobe (KO), Briggs (BR), Elsie (EL), and Miles (MS), and combining them to form a unified brand name. Kobrelms is not just a name, it's an intention. Breaking it down, "Kob," derived from "kobus," translates to an antelope, and "relms" translates to living a better life by achieving your goals. Putting the halves together, you get "Kobrelms"— the swift elegance of an antelope combined with the uniquely human determination to be your best self.

As an athletic apparel and sports electronics audio gear accessories brand, the company aims to encourage active men and women to get "fired up" about achieving their best life. As fitness can play a significant role in many lifestyles, the company's products are designed to bring comfort and ease to workouts. Its clothing is constructed of lightweight, breathable, moisture-wicking materials that are flexible and stretchy and designed to provide durability to withstand high-impact workouts in harsh weather. The company is on a mission to help people achieve fitness excellence through innovation and style. It sources its products from multiple vendors around the world and sells products through its website and other e-commerce marketplaces.

Product

Kobrelms engages in the product development, design, marketing, and sales of Kobrelms-branded athletic, fitness, sporting, and fashion lifestyle apparel, equipment, and accessories. The company sells throughout North America and other international markets. The company offers a men's and women's line of athletic wear with sports electronic audio devices as well.








Women's Line

Kobrelms' women's athletic wear pants, bras, jackets, and shorts are built for all sports from running and jogging to weightlifting, yoga, and hiking. The company's women's premium athletic line was designed for optimum performance while keeping its wearer fashionable when running, heading to the gym, or lounging on the couch. Its women's apparel is made from lightweight, moisture-wicking materials and comes in Athletic Heather Grey, Black, and Plum Pie colors.



SHOP WOMEN'S



Women's Crossback Sports Bra
$24.94




Women's Yoga Pants with Mesh
$25.26




Women's High Performance Leggings
$25.26


The women's line of yoga pants, high-performance leggings, jogger pants, and shorts feature premium stitching and construction, elastic and adjustable waist bands, tapered leg cuffs, and two lateral pockets for holding valuables. These pants are made from a combination of polyester, nylon, and spandex to offer breathability and flexibility with a relaxed style. The elastic waistband with a drawstring cord offers adjustability for the perfect fit.





Kobrelms' women's crossback sports bra, front-zip racerback sports bra, and half-zip pullover sweater are designed for high-, medium-, or low-impact exercise, while providing ultimate comfort and a flattering shape. Its


crossback and racerback sports bras come with removable sets of two super soft, molded foam pads that provide a natural-looking shape under fitness tanks and tops. The padding is easily removable to suit each wearer's preference. The compression fit is designed to provide firm support during workouts while relieving pressure from the back, shoulders, and neck by dispersing weight proportionately. The half-zip pullover sweatshirt is built for any type of sport and can be used as a sweater or outerwear when heading to the gym, yoga, or as casual wear on days off.




Men's *Line*

Kobrelms' premium men's athletic wear is designed to help the wearer look and feel his best during any fitness or sports activity. The company offers jogger sweatpants, athletic shorts, and active tank tops for men. This apparel line is suitable for running, hiking, jogging, or lifting weights at the gym. Color choices are Athletic Heather Grey, Atlantic Blue, and Black solid colors.


SHOP MEN'S



Men's Jogger Sweatpants
$23.38





Men's Athletic Shorts
$20.28





Men's Active Tank Top
$15.58



Kobrelms' pants and shorts are made from lightweight, moisture-wicking material for breathability and flexibility with a relaxed fit and 2-inch elastic waistband for added comfort and side-zippered pockets. Its tank tops are made from 92% polyester, 8% spandex jersey, and dry-wick material. The cooling fabric is designed for breathability and air circulation when the wearer's body heats up during workouts. The tank top's stretch material offers maximum flexibility for movement.







Audio

Kobrelms' sports electronics audio devices (earbuds, headphones, gaming headsets, etc.) are designed for working out, enjoying hands-free calls while driving, and being on the go. Its earbuds are suitable for men and women of all ages and use 5.0 Bluetooth technology with audio decoding and noise reduction with an ergonomic design.



SHOP AUDIO



Kobrelms True Wireless Earbuds
$25.75

Kobrelms Wireless Bluetooth Headphones
$24.94





Intellectual Property

The Kobrelms brand is a registered trademark, operating under Class 25 for Clothing and Class 9 for Computers and Scientific Devices.

Use of Proceeds and Product Roadmap


Amount if Minimum ($25,000) is Raised
Marketing Expenses, $1,250
General Marketing, $5,000
R&D, $1,250
Future Wages, $1,250
General Working Capital, $1,250
Products Inventory, $15,000


Amount if Maximum ($250,000) is Raised
Marketing Expenses, $12,500
General Marketing, $50,000
R&D, $12,500
Future Wages, $12,500
General Working Capital, $12,500
Products Inventory, $150,000

Kobrelms intends to use the funds raised in this offering to extend its product line development across all sectors: Women's, Men's, and Audio. This hopefully will aid in capturing a larger market share, attracting more retailers, and increasing the number of products available. The company also intends to deploy influencer marketing and affiliate advertising campaigns on Facebook, Google, Instagram, YouTube, Pinterest, Twitter, and Tiktok to grow brand recognition and boost direct-to-consumer sales.

If Kobrelms raises the minimum amount of $25,000, it plans to use the proceeds primarily for the following:

- Campaign marketing (5%)
- General marketing (20%)
- Research and development (5%)
- Future wages (5%)
- General working capital (5%)
- Products inventory (60%)

If Kobrelms raises the maximum amount of $250,000, it plans to use the proceeds primarily for the following:

- Campaign marketing (5%)
- General marketing (20%)
- Research and development (5%)
- Future wages (5%)
- General working capital (5%)
- Products inventory (60%)

In Q4 2020, the company aims to introduce its women's jogger, men's compression pants, and winter hoodies. It will follow up with women's yoga shorts, men's athletic shorts, and moisture-wicking tank tops for the spring and summer release. By Q2 and Q3 2021, the company intends to launch its line of fitted baseball caps and crop vests in conjunction with the release of its smart and interactive headsets, earbuds, and outdoor activity sports watches. In Q4 2021, it aims to introduce a new line of winter sports athletic coats for men and women.





Product Roadmap

Activewear brand and sports electronics timeline

Q4 2020
Introduce women's jogger, men's compression pants, winter hoodies

Q1 2021
Release summer women's yoga shorts, men's athletic shorts, and moisture wicking tank-tops

Q2 2021
Launch fitted baseball caps for men and women and women's light weight crop vest

Q4 2021
Introduce winter sports athletic coat for men and women

Q3 2021
Release smart and interactive headsets, earbuds, and outdoor activity sports watches

Business Model

Kobrelms engages in the product development, design, marketing, and sales of Kobrelms branded athletic, fitness, sporting, and fashion lifestyle apparel, equipment, and accessories. It sells its products throughout North America and other international markets via its online website and aims to set up an Amazon store, which it hopes to have active later in 2020. It also plans to offer products through other e-commerce marketplaces, such as eBay and Etsy.

The company's pricing for its products currently available on its website is as follows:

- **$24.94** – Women's crossback sports bra
- **$25.26** – Women's yoga pants with mesh
- **$25.26** – Women's high-performance leggings
- **$21.84** – Women's jogger sweatpants

- **$24.94** – Women's front-zip racerback sports bra
- **$23.38** – Women's half-zip pullover sweatshirt
- **$20.28** – Women's athletic shorts with mesh
- **$23.38** – Men's jogger sweatpants

- **$20.28** – Men's athletic shorts
- **$15.58** – Men's active tank top
- **$25.75** – Kobrelms true wireless earbuds
- **$24.94** – Kobrelms wireless Bluetooth headphones

USER TRACTION

Kobrelms is focused on the direct-to-consumer (DTC) channel and is currently working on growing its DTC business using influencers and collaborations. The company has signed 13 social media influencers so far since its inception, and its social media followers have grown by 439% from April 2020 to July 2020. Notable influencers



include fitness model Caitlyn Miller, 2020 Canadian junior bronze medalist figure skater Kristina Ivanova, fitness model and instructor Tikvah Harris, and junior figure skater Masha Alieva.









mashafigureskater • Following
Ion International Training Center
mashafigureskater It feels so good to skate my program again after quarantine! I am so grateful for every second I have on the ice and for every opportunity to perform!
p.s. I know the lutz was bad, but it was the first one in a while that I tried in my program
When is your first competition?
Tags: #kobrelms @kobrelms #ionitc #ioninternationaltrainingcenter #ion #figureskating #iceskating #skating #skate #iceskate #figureskater #フィギュアスケート #figureskate #ice #фигурноекатание #johnwilsonblades #iceskater #training #sport #athletes
Liked by elizabeth.tkachenko.75 and others
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mashafigureskater • Following
Ion International Training Center
mashafigureskater It feels so good to skate my program again after quarantine! I am so grateful for every second I have on the ice and for every opportunity to perform!
p.s. I know the lutz was bad, but it was the first one in a while that I tried in my program
When is your first competition?
Tags: #kobrelms @kobrelms #ionitc #ioninternationaltrainingcenter #ion #figureskating #iceskating #skating #skate #iceskate #figureskater #フィギュアスケート #figureskate #ice #фигурноекатание #johnwilsonblades #iceskater #training #sport #athletes
Liked by elizabeth.tkachenko.75 and others
Add a comment...

HISTORICAL FINANCIALS

Revenue

	Oct 2019	Nov 2019	Dec 2019	Jan 2020	Feb 2020	Mar 2020	Apr 2020	May 2020	Jun 2020	Jul 2020
Revenue	$0	$0	$0	$0	$0	$81	$314	$737	$143	$30

Kobrelms was founded in October of 2019 and did not generate any revenue that year. Actual revenue generating operations did not begin until March 2020 after the company launched its website and started providing athletic wear products to consumers. As of July 2020, the company has generated approximately $1,305 in revenue since inception. As of July 2020, gross margins were about 60% per month.

Expenses

	Oct 2019	Nov 2019	Dec 2019	Jan 2020	Feb 2020	Mar 2020	Apr 2020	May 2020	Jun 2020	Jul 2020
Expenses	$2,165	$7,463	$16,918	$0	$0	$3	$527	$2,683	$1,752	$492

As of July 2020, overall expenses since inception amount to $32,553; $26,546 in 2019 and $6,007 in 2020. There was no cost of goods sold (COGS) in 2019. In 2020, COGS accounting for $550 with OpEx accounting for $5,457.




Net Income

	Oct 2019	Nov 2019	Dec 2019	Jan 2020	Feb 2020	Mar 2020	Apr 2020	May 2020	Jun 2020	Jul 2020
Net Income	-$2,165	-$7,463	-$16,918	$0	$0	$0	-$333	-$2,233	-$1,662	-$474

As of July 2020, Kobrelms has generated a net loss of $31,248 since inception. As of August 17, 2020, the company had $1,862 in cash on hand with an average monthly cash burn of $1,120 for the year. The company intends to rely on selling inventory, filling upcoming orders, and raising additional capital to fund operations over the near future. To date, the company has received no outside investment, and has been funded solely by the founder. The founder intends to continue to fund the company as deemed necessary, or until the company is profitable to operate on its own.



INDUSTRY AND MARKET ANALYSIS

In 2019, the global sports equipment and apparel market was valued at $470 million and is forecasted to grow at a compound annual growth rate (CAGR) of 7.2% to nearly double to $817 million by 2027. North America held the largest market share, nearly 30%, in 2019. According to Allied Market Research, recent growth in the sports equipment and apparel market is driven by an increased awareness of sports and fitness across the globe.[iii]



In 2018, a rise in participation from women in sports and fitness activities, along with celebrity endorsement, has broadened the market for specialized sports apparel companies. Recently, consumers have begun to actively wear sports apparel during non-sports hours, giving rise to the athleisure movement. Women are leading the athleisure movement, which is transforming how consumers think about athletic wear and how retailers design products. The recent rise in the athleisure movement can be noted by the success of women-focused brands, such as Lululemon, which focus on performance products that are also fashionable. Lululemon is perhaps one of the most successful example of the athleisure movement, having built a desirable, high-end athleisure brand.[iv] Over the 2018 to 2026 forecast period, the women's segment is anticipated to witness the fastest growth, registering a CAGR of 5.6% until 2026.[v]

Venture capital funding in specialty retail companies reached ~$5.7 billion in 2019 across 774 deals, up from $3.4 billion across 690 deals in 2018. So far, 2019 is the largest year for funding in specialty retail companies. As of Aug. 25, 2020, funding has reached $4.5 billion across more than 401 deals. Other notable funding information for the industry includes the following:[vi]

- The median pre-money valuation was $8 million in 2019, down from $8.95 million in 2018
- The median post-money valuation was $11.6 million in 2019, down from $13.7 million in 2018
- The median deal size was $1.4 million in 2019, up 14.9% from $1.2 million in 2018



Capital Invested & Deal Count in Specialty Retail Companies, 2009 to 2019

Source: PitchBook Data, Inc.

COMPETITORS

Nike, Ink. (NYSE:NKE): Named after the Greek goddess of victory, Nike is a leading designer, marketer, and distributor of athletic footwear, apparel, equipment, and accessories for a multitude of sports and fitness activities. Nike, Inc., has operating segments all over the world, and its wholly owned subsidiaries include the Nike, Converse, and Jordan brands. The company's 2020 fiscal year closed on May 31 with $37.4 billion in revenue. Net income for 2020 totaled $2.5 billion.[vii] On Aug. 25, 2020, the company confirmed reports that it would be severing ties with several strategic retailers to focus on its Nike Digital strategy and its own stores to create a consistent, connected, and modern shopping experience. Collectively, these retailers operate about 1,000 stores.[viii]



Under Armour: Founded in 1996 by University of Maryland special teams captain Kevin Plank, Under Armour provides sports performance T-shirts, shoes, apparel, and digital gear to keep athletes cool and dry and to help them push themselves further. The company held its initial public offering (IPO) in November 2018 and opened at $31, more than double its $13 price. Under Amour raised $157 million in the IPO, offering 12.1 million shares via an underwriting group led by Goldman Sachs.[ix] In 2019, the company reported net revenues of $5.3 billion with a net income of $92 million. On July 22, 2020, Under Armour's two highest-ranking executives received a "Wells Notice" from the U.S. Securities and Exchange commission (SEC) on issues that relate to "pull forward" recorded sales between Q3 2015 and Q4 2016. The practice is usually done to meet sales objectives and is not in and of itself a violation of SEC rules, but news reports have indicated that the pair could face civil charges for the past accounting practice.[x]

Lululemon (NASDAQ:LULU): Founded in 1998, in Vancouver, British Columbia, Lululemon Athletica, Inc., is a healthy lifestyle-inspired athletic apparel company for yoga, running, training, and other exercise pursuits. The company aims to create transformational products and experiences that enable people to live a life they love. Lululemon's first designs were made for women to wear during yoga. However, through feedback from their guests, ambassadors, and elite athletes, the company has expanded its designs to include running, cycling, training, and many other fitness activities. It makes use of technical fabrics and functional designs and works with yogis and athletes for continuous research and product feedback. In 2019, the company reported top-line revenue of about $4 billion with a net income of $645 million.[xi] In July 2020, Lululemon announced a $500 million acquisition of the at-home fitness company Mirror. Mirror previously had a previous partnership agreement with Lululemon before the announcement.[xii]

Athleta: Established in 1998, Athleta is a premium fitness and lifestyle brand creating beautiful, technical, sustainable apparel to inspire a community of active, confident women and girls. It was acquired by Gap, Inc., in 2008 for $150 million.[xiii] Athleta integrates technical features and innovative design across its women's collection for a life in motion, from yoga, training, and sports, to everyday activities and travel. In 2016, the company launched Athleta Girl, mirroring its signature performance in styles for the next generation. In 2019, Athleta announced its partnership with decorated track and field athlete and activist, Allyson Felix, to empower women and girls through sports. Customers can purchase Athleta products in the U.S. through its stores and catalogs, or globally online. The company has been certified as a benefit corporation ("B Corp"), furthering its commitment to using the business as a force for good to drive social and environmental impact.[xiv]

EXECUTIVE TEAM



Joseph Yuyi, Founder and CEO: Joseph founded Kobrelms and is its most senior executive officer. He is responsible for the company's administrative affairs, which include the duties of financial, operational, and marketing officers. Prior to Kobrelms, Joseph was an Oil and Gas professional with more than 10 years of experience in designing, sales, marketing, and managing operations for completions, workovers, production, and field development in unconventional reservoirs. He holds an MBA from Texas A&M University, Commerce, a Master of Science from the University of Southern California, Los Angeles, and a Bachelor of Science from Brigham Young University.

PAST FINANCING

To date, Kobrelms has received no outside investment, and has been funded solely by its founders.



Security Type: Crowd Note
Round Size: Min: $25,000 Max: $250,000
Discount Rate: 20%
Valuation Cap: $3.5 million, or $5 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $3.5 million (or $5 million) valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,


- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

i https://www.retaildive.com/news/game-changers-have-women-reshaped-the-sportswear-market/561607/

ii https://www.alliedmarketresearch.com/press-release/sports-apparel-market.html

iii https://www.alliedmarketresearch.com/sports-equipment-and-apparel-market

iv https://www.retaildive.com/news/game-changers-have-women-reshaped-the-sportswear-market/561607/

v https://www.alliedmarketresearch.com/press-release/sports-apparel-market.html

vi PitchBook Data, Inc.; Downloaded on August 25, 2020

vii https://www.sec.gov/ix?doc=/Archives/edgar/data/320187/000032018720000047/nke-531202010k.htm#sBF407E113EE052AFBEC34A171DE7F8F4

viii https://www.businessinsider.com/nike-cuts-ties-with-zappos-belk-dillards-and-others-report-2020-8

ix https://www.marketwatch.com/story/under-armour-up-100-in-biggest-us-open-since-2000

x https://www.cnn.com/2020/07/27/business/under-armour-stock-wells-notice/index.html

xi https://www.sec.gov/ix?doc=/Archives/edgar/data/1397187/000139718720000012/lulu-20200202x10k.htm#s2EAC0A13248054FDAB615E57C750251E

xii https://www.marketwatch.com/story/lululemon-acquisition-mirror-could-generate-700-million-and-reach-600000-subscribers-by-2023-bank-of-america-2020-07-01

xiii https://www.nytimes.com/2008/09/23/business/23gap.html

xiv https://www.annualreports.com/HostedData/AnnualReports/PDF/NYSE_GPS_2019.pdf

EXHIBIT B

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Kobrelms, LLC
2717 Commercial Center Blvd
Suite E-200
Katy, Texas 77494

Ladies and Gentlemen:

The undersigned understands that Kobrelms, LLC, a Pennsylvania Limited Liability Company organized under the laws of Pennsylvania (the "Company"), is offering up to $250,000.00 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated November 24, 2020 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on February 22, 2021, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations

required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

  a) General Rule.

  Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the State where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

  b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Pennsylvania, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	2717 Commercial Center Blvd Suite E-200 Katy, Texas 77494 Attention: Joseph Yuyi
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

| **PURCHASER (if an individual):** |
| By_____
 Name: |

| **PURCHASER (if an entity):** |
| _____
 Legal Name of Entity

 By_____
 Name:
 Title: |

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

| **Kobrelms, LLC** |
| By_____
 Name:
 Title: |

EXHIBIT C

Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Kobrelms, LLC

CROWD NOTE

FOR VALUE RECEIVED, Kobrelms, LLC (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace, Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $3.5 million.

The "**Discount**" is 20.00%.

The "**Offering End Deadline**" is February 22, 2021.

1. Definitions.

a. "**Conversion Interests**" shall mean with respect to a conversion pursuant to Section 2, units of the Company's Preferred Interests issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per Interest for Preferred Interests by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of membership interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the membership interests of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting membership interests of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of units of outstanding Membership Interests of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Membership Interests, (ii) exercise of all outstanding options and warrants to purchase Membership Interests and, in the case of Section 1(b), (iii) the units reserved or authorized for issuance under the Company's existing option plan or any option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $250,000.00 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of units of its Preferred Membership Interests following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Membership Interests in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean units of a series of the Company's Preferred Membership Interests that is identical in all respects to the units of Preferred Membership Interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred

Membership Interests in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Membership Interests), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

  i.   Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy;

  ii. Shadow Series unitholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m.   "**Target CF Minimum**" shall mean $25,000.00 raised via Regulation CF.

2. Conversion of the Crowd Note.

a.   **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Interests pursuant to the following:

  i.   If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Interests upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

  ii. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Interests prior to the closing of the Qualified Equity Financing.

b.   **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Interests equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

  i.   The issuance of Conversion Interests pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the Preferred Membership Interests sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive Membership Interests of a Shadow Series with certain limited rights.

c.   **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

  i.   If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

    A. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

    B. Obtaining the Corporate Transaction Payment.

  ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Interests pursuant to Section 2 (a).

d.   **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Interests.

e.   **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Interests; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Interests issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and unitholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Conversion Interests**. The Conversion Interests, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

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g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any units of Conversion Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Pennsylvania as applied to other instruments made by Pennsylvania residents to be performed entirely within the state of Pennsylvania regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Interests may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Interests issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Membership Interests sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Escrow Procedures**. Investor funds can be released from escrow if (a) the Target CF Minimum is reached on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the State in which the Company's executive office is located at the time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Kobrelms, LLC

CROWD NOTE

FOR VALUE RECEIVED, Kobrelms, LLC (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace, Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $5 million.

The "**Discount**" is 20.00%.

The "**Offering End Deadline**" is February 22, 2021.

1. Definitions.

a. "**Conversion Interests**" shall mean with respect to a conversion pursuant to Section 2, units of the Company's Preferred Interests issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per unit for Preferred Interests by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of membership interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the membership interests of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting membership interests of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of units of outstanding Membership Interests of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Membership Interests, (ii) exercise of all outstanding options and warrants to purchase Membership Interests and, in the case of Section 1(b), (iii) the units reserved or authorized for issuance under the Company's existing option plan or any option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $250,000.00 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of units of its Preferred Membership Interests following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Membership Interests in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean units of a series of the Company's Preferred Membership Interests that is identical in all respects to the units of Preferred Membership Interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred

Membership Interests in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Membership Interests), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

      i. Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy;

      ii. Shadow Series unitholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000.00 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Interests pursuant to the following:

      i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Interests upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

      ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Interests prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Interests equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

      i. The issuance of Conversion Interests pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the Preferred Membership Interests sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive Membership Interests of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

      i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

            A. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

            B. Obtaining the Corporate Transaction Payment.

      ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Interests pursuant to Section 2 (a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Interests.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Interests; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Interests issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and unitholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Conversion Interests**. The Conversion Interests, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

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g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any units of Conversion Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Pennsylvania as applied to other instruments made by Pennsylvania residents to be performed entirely within the state of Pennsylvania regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Interests may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Interests issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Membership Interests sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Escrow Procedures**. Investor funds can be released from escrow if (a) the Target CF Minimum is reached on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the State in which the Company's executive office is located at the time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT D

Video Transcript

It all began with the passion for creating the perfect fitness apparel and that's how the Kobrelm's brand was formed. Our mission is to deliver innovative products that fit your active lifestyle and motivate you to get "fired up."

Our name, Kobrelms, was derived from an elegant antelope, "Kobus," and "Relms", means living life to the fullest. When you put the two together, you get "Kobrelms".

Today, we're excited to introduce our Kobrelms brand, which includes activewear apparel and sports electronics products, and the problem we aim to solve for consumers.

First, there's moisture-wicking. In this demonstration, we will compare Kobrelms' moisture-wick technology to that of traditional activewear. You can see that when the inner surface gets wet, moisture is pulled away from the surface and evaporates, leaving your body cool, dry and comfortable.

Second, there's stretch without affecting its shape. Our products are designed with materials that stretch with your body's movements then retract back to their original form. Even after being machine washed repeatedly, it's engineered to retain its stretch and shape.

Third, they are constructed using premium sewing and dense stitching methods. This contributes to their durability, stretchy retention capabilities, and helps make them abrasion resistant.

Fourth, they're lightweight, so they won't weigh you down. The fabric is also ultra-soft, to not irritate your skin or cause chafing while exercising.

As a complement to our activewear, we also design and develop sports electronics such as wireless earbuds, headphones and gaming headsets for Esports. Our sports electronics are designed with pure sound quality, longer charge life, auto-pairing ability, waterproof protection and smart multitasking design capabilities.

The reason we decided to combine activewear apparel and sports electronics is because we strongly believe that sports and music go hand in hand, and we want to offer this synergy under one umbrella.

This is why Kobrelms seeks to fill this gap with breathable fabrics, smart and interactive sports electronics accessories, and sleek designs designed to increase confidence and boost performance.

We believe this gives us a leg up on our competition and enables us to understand our customers' needs better.

As a company, we have an exciting product roadmap ahead of us; including a variety of comfortable, soft and trendy activewear and athleisure attire and advanced and interactive sports electronics. That's why our goal and mission is to achieve fitness excellence through innovation.

And in the near future, we plan to offer our customers the option to participate in what we call the "Kobrelms 3Cs strategy; allowing customers to customize colors, logo placement and sports electronics functionalities.

We believe we have great products, and since we started offering them to consumers the response has been incredible. This is why we're here. We need your help to continue designing and developing innovative products and marketing them to increase brand awareness and ultimately make Kobrelms a global brand.

Please join us in being part of the Kobrelms story by backing our crowdfunding campaign today.

So, wherever you are, whoever you are, thank you for investing in us, and thank you for believing in us. We hope you like our products. And from everyone here at Kobrelms we thank you.

EXHIBIT E

Financial Statements

KOBRELMS LLC
BALANCE SHEET
'' '   'DECEMBER 31, 2019

ASSETS	December 31, 2019
Current Assets	
Cash and Cash Equivalents	$ -
Accounts Receivable	-
Inventory	21,386
Total Current Assets	21,386
TOTAL ASSETS	$ 21,386
LIABILITIES & EQUITY	
Liabilities	
Current liabilities	
Accrued expenses	-
Other current liabilities	-
Total current liabilities	-
Long-term liabilities	
Loans Payable	-
Total Long-term liabilities	-
Total liabilities	-
Equity	47,932
Net Income	(26,546)
Total Stockholder's Equity (Deficit)	21,386
TOTAL LIABILITIES & EQUITY	$ 21,386

KOBRELMS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

	December 31, 2019
Revenue	$ -
Cost of Goods Sold	-
Gross Margin	$ -
Expenses	
Advertising and Marketing	574
General and Adminstrative expenses	25,972
Total Expense	26,546
Operating Income/ (Loss)	(26,546)
Non Operating Expenses	
Interest Expense	-
Interest Income	-
Total other income (Expense)	-
Provision for Income tax	-
Net income/ (Loss)	$ (26,546)

KOBRELMS LLC
STATEMENT OF OWNER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

Owner's Equity at January 1, 2019	$	-
Add:		
Owner's capital contribution		47,932
Net Income		(26,546)
Deduct:		
Owner's draws		-
Owner's Equity at December 31, 2019	$	21,386


KOBRELMS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019


	December 31, 2019
Cash flow from operating activities	
Net Income/(Loss)	$ (26,546)
Total Adjustments to reconcile Net cash provided by operations:	
Inventory	(21,386)
Net cash provided by operating activities	**(47,932)**
Cash flows from financing activities	
Equity infused	47,932
Net cash provided by financing activities	**47,932**
Net (decrease) increase in cash and cash equivalents	-
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ -

NOTE 1- NATURE OF OPERATIONS

Kobrelms LLC was formed on October 26, 2019 in the state of Commonwealth of Pennsylvania. The financial statements of Kobrelms LLC are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The LLC's headquarters are in Commonwealth of Pennsylvania.

Kobrelms LLC, which owns the Kobrelms Brand, engages in the development, designing, marketing and sale of branded athletic apparel and sports electronics accessories. The reason we decided to combine activewear apparel and sports electronics is because we strongly believe that sports and music go hand in hand, and we want to offer this synergy under one umbrella. This is why Kobrelms seeks to fill this gap with breathable fabrics, smart and interactive sports electronics accessories, and sleek designs designed to increase confidence and boost performance. We believe this gives us a leg up on our competition and enables us to understand our customers' needs better.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in near term.

Cash and Cash Equivalents

For the purpose of statement of cash flows, all highly liquid debt instruments purchased with an original maturity of three months or less are cash equivalents.

Revenue Recognition

Revenue will be recognized from sale of our products when (a) persuasive evidence that an agreement exists; (b) the customer services has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of amounts due is reasonably assured.

Advertising and Marketing
The Company's advertising and marketing costs are expensed as incurred. During the year ended December 31, 2019, the company recognized $574 in advertising and marketing.

Inventory
Inventory is stated at the lower of cost or market value and is accounted for using the first-in first-out method ("FIFO"). The Company analyzes inventory for any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. At December 31, 2019 the Company determined no such impairment charge necessary. During the year ended December 31, 2019, the Company recognized $21,386 in inventory. The make-up of the inventory is finished goods (activewear apparel and sports electronics) ready to be offered for sale to consumers through the company website.

Income Taxes
The Company is subject to tax filing requirements in the federal jurisdiction of the United States ("U.S."). The company recorded a net operating loss of $26,546 in 2019, which it may receive future tax benefits. Also, since the Company is a Limited Liability Company ("LLC") and, as such, all income and expenses flow through it's members, thus no provision for income taxes necessary.

The Company is subject to tax in the U.S., and files tax returns in the U.S. Federal jurisdiction and PA state jurisdiction. The company is subject to U.S. Federal, state and local income tax examination by tax authority for all period since Inception. The Company currently is not under examination by any tax authority.

NOTE 3-OWNER'S EQUITY

During the year ending December 31, 2019, $47,932 was contributed by owner as equity.

NOTE 4-SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through July 30, 2020.

As of March 6th, the Company started offering it's products to consumers through it's website; https://www.kobrelms.com/

As of January 29, 2020, KOBRELMS brand registered for FIRED UP tag lines with the United States Patent and Trademark Office ("USPTO") to be used in the sale and distribution of branded products.

As of May 12, 2020, KOBRELMS brand and logo trademark was allowed and issued by USPTO.

There have been no other events or transactions during this time which would have a material effects on these financial statements.

EXHIBIT F

Pitch Deck

KOBRELMS
Pitch Deck
www.kobrelms.com

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.



FIRED UP

KOBRELMS



The Brand

KOBRELMS is an athletic apparel and sports electronics brand motivating active men and women to get "fired up" to achieve their best life.

As fitness plays a significant role in many lifestyles, KOBRELMS products are designed with innovative fabrics and on-trend designs to upgrade your comfort and style when working out, lounging, relaxing, working, or playing in style.

Our Mission

To achieve fitness excellence through innovation.





Our Value Proposition

KOBRELMS aims to optimize your workouts and motivate you to keep bettering yourself each time you break a sweat - without compromising comfort or style.

Our products combine innovation, affordability, and customization, with the goal of reducing any barriers blocking you from achieving your peak physical performance.

KOBRELMS

Common Athletic Apparel Problems



Longevity

It's hard to find good activewear that will stand the test of time.



Fitting

Clothing is either too baggy, stretches out and loses shape easily, or doesn't stay put when working out.



Customization

Everything is basic and the same. There's no sense of consumer ownership and unique personal style.



No Stretch

Activewear it too confining, making it difficult to reach full workout potential.



Affordability

It can be hard to find quality activewear at an affordable price. Some competitors may be higher in price, even with the same quality level.



Activewear and Sports Electronics are Separated

Most of activewear companies do not offer both clothing and sports electronics accessories.

KOBRELMS

The Kobrelms Solution

Longevity



We use lightweight, stretchable fabric, with denser stitching and weaves to withstand intense exercises and frequent wear and washes.

Excellent Fit



Our clothing is well fitted with the perfect amount of stretch. It hugs your body nicely, while still allowing you to move freely and perform intense workouts.

Customization



We plan to offer color, logo placement, and sports electronics customizations to meet the needs and wants of our customers' personal preferences.

Suitable for all Seasons



Our clothing is made for all types of climates to keep you well protected in different outdoor elements.

Affordability



Kobrelms will offer cost effective prices compared to competitors, but our quality level will be comparable to that of higher priced brands.

Sports Electronics Accessories



Kobrelms plans to offer sports electronics accessories such as Wireless Earbuds, Headphones, and Gaming Headsets with Bluetooth capability. We are one of the very few, if not the only, private fitness apparel brands to offer activewear with sports electronics accessories.

KOBRĒLMS

Products



ATHLEISURE OUTFITS
FOR MEN



ATHLEISURE OUTFITS
FOR WOMEN



SPORTS ELECTRONICS
ACCESSORIES:
WIRELESS BLUETOOTH
EARBUDS & GAMING
HEADSETS

KOBRELMS

The Centerpiece of Kobrelms Products

Kobrelms products, at their core, are designed to provide maximum durability to withstand the most intense workouts, that are fashionable enough to be worn as athleisure attire while lounging, relaxing, working, or playing in style.

As a compliment to our activewear, our sports electronics accessories are designed with pure sound quality, auto-pairing ability, waterproof protection, and smart multi-tasking design capabilities.

Current Market Trends



Activewear

In 2019, the U.S. held the largest portion of market share, nearly 30%, in the sports equipment and apparel industry. According to Allied Market Research, the market is expected to grow to **$817 million** by 2027, which is up from $470 million in 2019.



Sports electronics accessories

The global sports equipment and accessory market is growing robustly and is characterized by swift adoption of newer technologies and openness to changing trends. According to Allied Market Research, the industry is **thriving immensely** on e-commerce channels.



Fashion

The overall sports apparel industry continues to expand, and new trends in the number of women participating in sports and fitness activities and the athleisure movement is a key driver in market expansion. The women's segment is anticipated to witness the fastest growth, **5.6% CAGR**, over the 2018 to 2026 forecast period.

Sales and Marketing Strategy

Social media campaigns to gain brand traction and drive consumers to interact and connect with our brand.

Local youth and college activities to help raise awareness of future product launches.

Recruit influencers/ambassadors to promote the brand to their followers.

Kobrelms 3Cs strategy, allowing customers to customize colors, logo placement, and sports electronics functionalities.

Discounts and rewards programs.

Pricing Initiatives and Distribution Goals

- Only design and sell products that provide a 30% or more profit margin
- Competitive pricing to increase conversions
- Consumer promotions
- BOGO sales
- Free shipping
- Referral program incentives
- Customer ownership through product customization
- Distribution through e-commerce and big retailers
- Company website
- Amazon
- eBay
- Walmart
- Target



KOBRELMS

Underlying Magic

Strengths



- Combo of activewear and sports electronics accessories
- Brand uniqueness
- Product longevity
- Customer ownership through customization
- Increasing interest in athleisure apparel
- Affordability

Weaknesses



- New to market
- Still developing our social media presence
- No UGC (User Generated Content) produced yet

Opportunities



- Actively sharing content on social media and collaborating with influencers to promote the brand
- Partner with local communities and colleges
- Launch new, innovative, tech products
- Capture more market share by combining activewear and sports electronics together

Threats



- The rise of other online retailers
- More competition
- Other brands actively engaging in influencer marketing
- Some small businesses may try to sell dupes



Funding

- We are seeking an investment of **$25,000 to $250,000** in seed round

- Seed funding will be used for inventory and social media advertisement to increase brand awareness, and ultimately increase sales

5 Year Plan



2021

YEAR 1

- Activewear apparel customization
- New leggings and sports bra designs with soft and comfortable material
- Advanced Esports gaming headsets with multi-tasking features
- College and high school tours to promote the brand
- Launch sports electronics with longer and improved charge life

2022

YEAR 2

- Women's seamless lightweight yoga suits with gym shorts
- Men and women moisture wicking tank tops, shorts and fitted baseball caps
- Interactive app store
- Increase social media engagement by 40%
- Increase the number of brand ambassadors, athletes, models and fitness influencers by 900%
- Smart, soft, and fitted earbuds
- Introduce smart and interactive sports watches

2023

YEAR 3

- New product lines (running shoes/sneaker collections)
- Advanced sports watches compatible with sports electronics accessories

2024

YEAR 4

- Create-your-own product option for activewear
- Smart, innovative, and interactive features for Esports gaming systems, headphones, and earbuds

2025

YEAR 5

- Kids activewear product lines
- Provide college and high school sponsorships
- Newly improved smart sports electronics system

Kobrelms Team



Joseph Yuyi
CEO & Founder

Joseph was inspired to launch the brand after years of unsatisfying workouts in subpar clothing. "I have noticed that the lack of high quality, affordable options persist across the activewear apparel market," he laments. "Kobrelms seeks to fill this gap with comfortable, breathable fabrics, smart sports electronics accessories, and sleek designs that are sure to increase confidence and boost performance, and for prices that even a college student can afford."

University of Southern California
MS., Petroleum Engineering - 2012
Texas A&M University - Commerce
MBA - 2014
BYU – Idaho
BS., Computer Engineering - 2008



Rozanna Gontayurk
Athletic Product Designer

Rozanna is a fashion and technical designer skilled in garment development. 20+ years of successful experience in the industry with companies like Ralph Lauren and Footlocker Inc.

Fashion Institute of Technology,
New York
Fashion/Apparel Design - 1995



Dawn Jenks
Marketing Copywriter

Dawn is a copywriter with 20 years experience building brands through the creation of compelling content for e-commerce, blogs, and social media channels.

State University of New York at Albany
Bachelor's Degree, Communications

References

Anon, 2020. Trend Alert: 5 Top Athleisure Trends in 2020 [online]. Available at https://www.clothingshoponline.com/blog/trend-alert-5-top-athleisure-trends-in-2020/. [Accessed 16 May 2020]

Anon, 2020. Activewear Market by Product [online]. Allied Market Research. Available at https://www.alliedmarketresearch.com/activewear-market?utm_source=luxe.digital. [Accessed 16 May 2020].

Bowden, M, 2019. Three Trends Driving Athleisure [online]. Medium. Available at https://medium.com/design-and-tech-co/3-trends-driving-athleisure-b9fd960e7721. [Accessed 16 May 2020].

Anon, 2020. Activewear and Athleisure Growth. [online]. Available at https://www.multivu.com/players/English/7739431-cotton-incorporated-lifestyle-monitor/#:~:text=The%20U.S.%20activewear%20market%20is,from%20%2454.3%20billion%20in%202015. [Accessed 18 Jun 2020].

Anon, 2020. Sport Accessories Market Forecast, Trend Analysis & Competition Tracking: Global Market insights 2017 to 2022 [online]. Available at https://www.factmr.com/report/211/sport-accessories-market. [Accessed 18 Jun 2020].

Anon, 2019. Sports Equipment and Accessories Market by Type, Distribution Channel . Available at https://www.alliedmarketresearch.com/sports-equipment-and-accessories-market. [Accessed 18 Jun 2020]

KOBRELMS

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

<u>Company Risk (cont'd)</u>

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.